UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

TIS Kabushiki Kaisha
Kabushiki Kaisha INTEC Holdings

(Names of Subject Company)

TIS Inc.
INTEC Holdings, Ltd.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

TIS Inc.
INTEC Holdings, Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

TIS Inc.
Attn.: Iwao Sakuma
General Manager
Corporate Planning Division
TIS Takeshiba Bldg., 1-14-5, Kaigan,
Minato-ku, Tokyo 105-8624
Japan
(phone number: 81-3-5402-2007)

INTEC Holdings, Ltd.
Attn.: Kiyoshi Imai
General Manager
General Affairs Department
5-5, Ushijimashin-machi,
Toyama City 930-0856,
Japan
(phone number: 81-76-444-1111)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of a press release dated December 13, 2007 of TIS Inc. and INTEC Holdings, Ltd. announcing the establishment of a holding company.[1]
2	English translation of a presentation material dated December 13, 2007 of TIS Inc. and INTEC Holdings, Ltd. announcing the establishment of a holding company.[1]
3	English translation of a press release dated January 28, 2008 of TIS Inc. and INTEC Holdings, Ltd. announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company.
4	English translation of a press release dated January 28, 2008 of TIS Inc. and INTEC Holdings, Ltd. announcing stock acquisition rights to be allotted and delivered in relation to the stock transfer.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the press releases included as Exhibit 3 and 4.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of TIS Inc. and INTEC Holdings, Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

[1] Previously furnished to the Commission as part of Form CB on December 13, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIS Inc.

By: 岡本 晋

Name: Susumu Okamoto
Title: President

Date: January 28, 2008

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTEC Holdings, Ltd.

By: ______________________________

Name: Tetsuo Nakao
Title: Chairman & President, CEO

Date: January 28, 2008

TOKYO:35738.4

EXHIBIT 3

[Translation]

January 28, 2008

To whom it may concern:

Company Name: TIS Inc.
Representative: Susumu Okamoto, President
Code No.: 9751 First Section of Tokyo Stock Exchange and Osaka Securities Exchange
Contact: Iwao Sakuma, General Manager, Public Relations Office (Phone: 03-5402-2007)

Company Name: INTEC Holdings Ltd.
Representative: Tetsuo Nakao, Chairman & President, CEO
Code No.: 3819 First Section of Tokyo Stock Exchange
Contact: Kiyoshi Imai, General Manager, General Affairs Dept. (Phone: 076-444-8000)

Preparation of the Stock Transfer Plan and the Execution of the Definitive Agreement

TIS Inc. (hereinafter "TIS") and INTEC Holdings Ltd. (hereinafter "INTEC HD") are pleased to announce that, based on the "Basic Agreement" on the management integration signed on December 13, 2007, we executed a definitive agreement on the management integration (hereinafter the "Definitive Agreement") and jointly produced a Stock Transfer Plan after the resolution was adopted at the Board of Directors Meeting held at each company today.

On the assumption that the Stock Transfer Plan will be approved at the extraordinary general meetings of shareholders of both companies to be held on February 15, 2008, TIS and INTEC HD plan to establish a joint holding company, IT Holdings Corporation (hereinafter "IT-HD"), by way of stock transfer on April 1, 2008.

Before the Stock Transfer comes into force, the shares of TIS will be delisted on the Tokyo Stock Exchange (hereinafter the "TSE") and the Osaka Securities Exchange (hereinafter the "OSE") while the shares of INTEC HD will be delisted on the TSE. In addition, IT-HD is scheduled to submit a new listing application to the TSE.

I. Summary of the Stock Transfer

1. Purpose of the Management Integration by Stock Transfer

With the solid economy, the IT service industry is expected to gradually and continuously grow because of stable IT investment, particularly in the financial and manufacturing sectors. On the other hand, customers' requirements are getting more advanced as a result of IT technological innovation and the improvement of network infrastructure. In addition, the business environment of the IT service industry may not necessarily be optimistic because the competition is intensifying due to the increased off-shore development in China, India etc., the customer lock-in through the M&As by major IT players and the emergence of new competitors. Given such business environments, it is essential to deliver more additional value to the customers and maintain the growth as one of the top IT service companies by expanding the customer base as the stable resource of revenue and reinforcing the areas of strength.

To accomplish further growth, TIS and INTEC HD have determined that it is the best choice to share and utilize management resources, customer bases, and technological expertise to significantly improve corporate values, and have agreed to execute the management integration through the Stock Transfer.

For the anticipated effects of integration, please refer to II. below.

2. Summary of Stock Transfer

(1) Schedule of Stock Transfer

Board of Directors Meeting to approve the Basic Agreement	December 13, 2007 (Thursday)
Execution of the Basic Agreement on Stock Transfer	December 13, 2007 (Thursday)
Public Notice of the record date for Extraordinary General Meeting of Shareholders	December 14, 2007 (Friday)
Record Date of Extraordinary General Meeting of Shareholders	December 31, 2007 (Monday)
Board of Directors' Meeting to approve the Definitive Agreement and the Stock Transfer Plan	January 28, 2008 (Monday)
Execution of the Definitive Agreement	January 28, 2008 (Monday)
Extraordinary General Meeting of Shareholders to approve the Stock Transfer Plan	February 15, 2008 (Friday) (planned)
Date to be placed on the list of "Shares to be Delisted" on the OSE (TIS only)	February 16, 2008 (Saturday) (planned)
Delisting at the OSE (TIS only)	March 16, 2008 (Sunday) (planned)
Delisting at the TSE (TIS and INTEC HD)	March 26, 2008 (Wednesday) (planned)
Effective date of Stock Transfer	April 1, 2008 (Tuesday) (planned)
Registration of the incorporation of IT-HD (Effective date)	April 1, 2008 (Tuesday) (planned)
Listing of IT-HD	April 1, 2008 (Tuesday) (planned)
Delivery of the stock certificates of IT-HD	Late May, 2008 (planned)

Please note that the schedule may be changed upon mutual consultation of both companies in the course of conducting the procedure.

(2) Allotment upon the Stock Transfer (Stock Transfer Ratio)

Company	TIS	INTEC HD
Stock Transfer Ratio	1.00	0.79

[Note 1] Upon the Stock Transfer, one share of common stock of IT-HD will be allotted and delivered for each common stock of TIS; and 0.79 shares of common stock of IT-HD will be allotted and delivered for each share of common stock of INTEC HD. However, the above-mentioned Stock Transfer Ratio may be changed upon mutual consultation between both companies if any underlying condition of the calculation materially changes.

[Note 2] Shares of common stock of IT-HD will be allotted for shares of treasury stock of TIS and INTEC HD in accordance with the Stock Transfer Ratio. Therefore, both TIS and INTEC HD will temporarily own shares of common stock of IT-HD.

[Note 3] Number of new shares to be issued by IT-HD (tentative)
Common Stock 86,370,759 shares
The above number of new shares to be issued is based on the total number of outstanding shares of both companies as of the end of December 2007. However, upon occurrence of certain events including exercise of any share acquisition right immediately before the date of incorporation of IT-HD, the number of shares to be issued by IT-HD may change.

(3) Basis of Calculation for Allotment of Stock upon Stock Transfer (Stock Transfer Ratio), etc.

(i) Basis and Background of the Calculation

In order to ensure the fairness of the Stock Transfer Ratio to be used in the Stock Transfer, Nomura Securities Co., Ltd. (hereinafter "Nomura Securities") and Mitsubishi UFJ Securities Co., Ltd. (hereinafter "Mitsubishi UFJ Securities") were each appointed as financial advisor by TIS and INTEC HD, respectively, for the management integration, and commissioned to make the calculation of the Stock Transfer Ratio.

TIS, on the basis of the calculation results of the Stock Transfer Ratio by Nomura Securities, and INTEC HD, on the basis of the calculation results of the Stock Transfer Ratio by Mitsubishi UFJ Securities, made comprehensive consideration of the financial and assets conditions and future outlook and other relevant factors of both companies, and upon careful deliberation on the Stock Transfer Ratio between them, arrived at the judgment that the above Stock Transfer Ratio is appropriate.

The basis and background of the Stock Transfer Ratio are as provided in the press release "Basic Agreement between TIS Inc. and INTEC Holdings Ltd. Regarding the Management Integration by Establishing a Joint Holding Company" which was released on December 13, 2007, and there is no change from the contents of the press release.

Furthermore, TIS obtained an opinion from Nomura Securities as its financial advisor to the effect that, from the financial point of view, the above Stock Transfer Ratio is fair to the shareholders of TIS as of January 28, 2008. In addition, INTEC HD obtained an opinion from Mitsubishi UFJ Securities as its financial advisor to the effect that, from the financial point of view, the above Stock Transfer Ratio is fair to the shareholders of INTEC HD as of January 25, 2008.

(ii) Relationship with Calculation Agents

Nomura Securities, the calculation agent, does not fall under the category of related parties with respect to TIS.
In addition, Mitsubishi UFJ Securities does not fall under the category of related parties with respect to INTEC HD.

(4) Treatment of Stock Acquisition Rights and Convertible Bonds of Wholly Owned Subsidiary Companies

Stock acquisition rights of IT-HD are scheduled to be issued to holders of TIS and INTEC HD stock acquisition rights to replace the stock acquisition rights held by them, taking into consideration of the details of each stock acquisition right and the Stock Transfer Ratio.

The main details of the stock acquisition rights that will cease to exist and the stock acquisition rights to be issued are as follows. For the details of the stock acquisition rights to be newly issued, please refer to the "Notice of Stock Acquisition Rights to be Allotted and Delivered in Relation to the Stock Transfer" which is also announced today.

	Second Series of Stock Acquisition Rights of TIS Inc. (as of December 31, 2007)	First Series of Stock Acquisition Rights of IT Holdings Corporation
Issue Date	July 31, 2003	April 1, 2008
Allottees of Stock Acquisition Rights	Directors and employees of TIS and directors, operating officers and employees of subsidiary companies of TIS	Of the holders of stock acquisition rights on the left, those who have not exercised the rights as of the effective date (April 1, 2008)
Number of Stock Acquisition Rights	3,275 units [Note 1]	Of the stock acquisition rights on the left, those which have not been exercised as of the effective date (April 1, 2008)
Class of Shares Subject to Stock Acquisition Rights	Common stock	Common stock
Number of Shares Subject to Stock Acquisition Rights	327,500 shares	327,500 shares
Paid-in Amount upon Exercise of Stock Acquisition Rights	JPY 2,750 per share	JPY 2,750 per share
Exercise Period of Stock Acquisition Rights	From July 1, 2005 to December 31, 2008	From April 1, 2008 to December 31, 2008

	Third Series of Stock Acquisition Rights of TIS Inc. (as of December 31, 2007)	Second Series of Stock Acquisition Rights of IT Holdings Corporation
Issue Date	July 31, 2004	April 1, 2008
Allottees of Stock Acquisition Rights	Directors and employees of TIS and directors, operating officers and employees of subsidiary companies of TIS	Of the holders of stock acquisition rights on the left, those who have not exercised the rights as of the effective date (April 1, 2008)
Number of Stock Acquisition Rights	3,650 units [Note 1]	Of the stock acquisition rights on the left, those which have not been

		exercised as of the effective date (April 1, 2008)
Class of Shares Subject to Stock Acquisition Rights	Common stock	Common stock
Number of Shares Subject to Stock Acquisition Rights	365,000 shares	365,000 shares
Paid-in Amount upon Exercise of Stock Acquisition Rights	JPY 4,750 per share	JPY 4,750 per share
Exercise Period of Stock Acquisition Rights	From July 1, 2006 to December 31, 2009	From April 1, 2008 to December 31, 2009

	Fourth Series of Stock Acquisition Rights of TIS Inc. (as of December 31, 2007)	Third Series of Stock Acquisition Rights of IT Holdings Corporation
Issue Date	July 30, 2005	April 1, 2008
Allottees of Stock Acquisition Rights	Directors and employees of TIS and directors, operating officers and employees of subsidiary companies of TIS	Of the holders of stock acquisition rights on the left, those who have not exercised the rights as of the effective date (April 1, 2008)
Number of Stock Acquisition Rights	3,647 units [Note 1]	Of the stock acquisition rights on the left, those which have not been exercised as of the effective date (April 1, 2008)
Class of Shares Subject to Stock Acquisition Rights	Common stock	Common stock
Number of Shares Subject to Stock Acquisition Rights	364,700 shares	364,700 shares
Paid-in Amount upon Exercise of Stock Acquisition Rights	JPY 4,014 per share	JPY 4,014 per share
Exercise Period of Stock Acquisition Rights	From July 1, 2007 to December 31, 2010	From April 1, 2008 to December 31, 2010

	First Series of Stock Acquisition Rights of INTEC Holdings Ltd. (as of December 31, 2007)	Fourth Series of Stock Acquisition Rights of IT Holdings Corporation
Issue Date	October 2, 2006	April 1, 2008
Allottees of Stock Acquisition Rights	Directors and employees of INTEC HD and directors and employees of subsidiary companies of INTEC HD	Of the holders of stock acquisition rights on the left, those who have not exercised the rights as of the effective date (April 1, 2008)
Number of Stock Acquisition Rights	198 units [Note 1]	Of the stock acquisition rights on the left, those which have not been exercised as of the effective date (April 1, 2008)
Class of Shares Subject to Stock Acquisition Rights	Common stock	Common stock
Number of Shares Subject to Stock Acquisition Rights	202,000 shares	159,580 shares
Paid-in Amount upon Exercise of Stock Acquisition Rights	JPY 1,176 per share	JPY 1,489 per share
Exercise Period of Stock Acquisition Rights	From November 1, 2006 to March 31, 2011	From April 1, 2008 to March 31, 2011

[Note 1] These figures are subject to change depending on the status of exercise of stock acquisition rights before the effective date.

TIS and INTEC HD have not issued any convertible bonds.

(5) Dividend from Surplus

In regard to the year-end dividend to be distributed by TIS and INTEC HD at the end of the fiscal year ending in March 2008, TIS and INTEC HD plan to distribute JPY 17 per share and JPY 9 per share, respectively, as projected in the interim financial results of the fiscal year ending in March 2008 to maintain the stability of distribution by both companies.

(6) Implementation Structure of the Management Integration

TIS and INTEC HD will implement the management integration through the management integration committee and sectional committees established by both companies. Please see II. below for details.

(7) Listing Application of Joint Holding Company

TIS and INTEC HD intend to submit a new listing application to the TSE for the shares of IT-HD to be newly established. The expected date of listing is April 1, 2008. Due to this Stock Transfer, the shares of TIS will be delisted from the OSE on March 16, 2008, and from the TSE on March 26, 2008. The shares of INTEC HD will be delisted from the TSE on March 26, 2008.

3. Summary of Companies in Stock Transfer (as of September 30, 2007)

(1)	Trade Name	TIS Inc.	INTEC Holdings Ltd.
(2)	Business	Outsourcing Services, Software Development, and Solution Services in relation to IT Investment	IT/Communication, Leasing, Real Estate Leasing,/Management, and other businesses
(3)	Date Established	April 28, 1971	October 2, 2006
(4)	Head Office Address	11-30 Enoki-cho, Suita-city, Osaka	5-5 Ushijima Shinmachi, Toyama-city, Toyama
(5)	Representative	Susumu Okamoto, Representative Director - President	Tetsuo Nakao, Representative Director - Chairman and President, CEO
(6)	Capital	23,110 million yen	10,032 million yen
(7)	No. of Shares Issued	45,336,787 shares	51,935,737 shares
(8)	Net Assets (Consolidated)	89,277 million yen	43,879 million yen
(9)	Total Assets (Consolidated)	168,119 million yen	135,869 million yen
(10)	End of Fiscal Year	March 31	March 31
(11)	No. of Employees (Consolidated)	9,015	5,751
(12)	Major Clients	JCB Co., Ltd. KOMATSU LTD. Mitsubishi UFJ NICOS Co., Ltd. And others	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Nissay Information Technology Co., Ltd. Mitsubishi Electric Information Network Corporation And others
(13)	Major Shareholders and Shareholding Ratio	The Master Trust Bank of Japan, Ltd. (Trust A/C) 7.5% Japan Trustee Services Bank, Ltd. (Trust A/C) 5.7% The Bank of Tokyo Mitsubishi UFJ , Ltd. 2.7%	Japan Trustee Services Bank , Ltd. (Trust A/C) 11.5% The Master Trust Bank of Japan, Ltd. (Trust A/C) 5.4% The Master Trust Bank of Japan, Ltd. (Retirement Benefit Trust A/C, Mitsubishi Electric Trust A/C) 3.9%
(14)	Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. First Bank of Toyama The Hokkoku Bank, Limited
(15)	Relationships between the Parties	Capital Relations	Not applicable.
		Personnel Relations	Not applicable.
		Trade Relations	Not applicable.
		Applicability to the status as an affiliate	Not applicable.

(16) Consolidated Business Performance for the Past 3 Years (Unit: million yen)

	TIS			INTEC HD		
Fiscal Year	03/2005	03/2006	03/2007	03/2005	03/2006	03/2007
Sales	199,648	209,922	211,581	–	–	115,483
Operating Income (or Loss)	14,996	11,567	(0)	–	–	9,588
Current Income	15,111	11,995	1,216	–	–	8,391
Net Income (or Loss)	7,257	5,892	(818)	–	–	4,960
Net Income per Share (or Loss) (yen)	157.36	127.73	(18.05)	–	–	101.54
Annual Dividend per Share (yen)	27.00	27.00	27.00	–	–	8.00
Shareholders' Equity per Share (yen)	1,726.69	1,887.63	1,770.18	–	–	835.68

* Since INTEC HD was established by stock transfer in October 2006, only the business performance of the fiscal year ending in March 2007 is stated.

4. Information of the Company to be Newly Incorporated upon Stock Transfer

(1)	Trade Name	IT Holdings Corporation
(2)	Business	Management of the Group and its subsidiaries and the services pertaining to it
(3)	Head Office Address	5-5 Ushijima Shinmachi, Toyama-city, Toyama
(4)	Representatives and Officers to be Appointed	Representative Director – Chairperson: Tetsuo Nakao Representative Director – President: Susumu Okamoto Director - Vice President: Yukio Urata Director - Vice President: Koju Takizawa Director: Hiroaki Fujimiya Director: Katsuki Kanaoka Director (Outside): Shingo Oda Director (Outside): Jiro Kokuryo Corporate Auditor (Outside): Tamaki Tsuchiya Corporate Auditor: Yasuhiro Murai Corporate Auditor (Outside): Jun Ito Corporate Auditor (Outside): Shigekazu Takeuchi
(5)	Capital	JPY 10,000,000,000
(6)	Net Assets	To be determined.
(7)	Total Assets	To be determined.
(8)	End of Fiscal Year	March 31

(9) Outline of the Accounting Treatment

The outline of the accounting treatment with regard to the management integration will be announced as soon as it is determined.

(10) Future Outlook

TIS and INTEC HD determined that it is the best choice to implement management integration through the Stock Transfer and share and utilize management resources, customer bases and technological expertise owned by both companies to significantly improve corporate values. After the integration, both companies will deliver even more added-value by expanding the customer base as the stable resource of revenue and reinforcing the areas of strength.

The performance forecast of IT-HD will be announced upon determination.

II. Integration Effects and Implementation Structure of the Integration

1. Anticipated Effects of Integration

(1) Expansion of Cross Selling

- TIS will provide its solutions to INTEC HD's customer base of over 5000 companies.
- Through the sharing of customer bases between TIS, which has expertise in systems development for credit card, leasing and non-banking industries, and INTEC HD, which has expertise in the provision of IT services to banking, insurance and consumer credit industries, both companies will establish a stable customer base in the financial industry.
- Solutions that have the potential to become de facto standards, including CreditCube, which is solutions for core corporate functions for the credit card industry (TIS), and F^3, which has a high rate of adoption at local banks, among other places (INTEC HD), shall be offered to the major clients of both companies on the basis of the expanded customer base.

(2) Improvement of Profitability through the Sharing of Technologies

- By sharing high value-added business models and technologies, including the outsourcing services of TIS and the network and platform technologies of INTEC HD, both companies plan to improve their profitability.

(3) Reduction of Costs and Improvement of Investment Efficiency

- Overlapping and peripheral companies (leasing, group services, etc.) will be consolidated as soon as possible.
- The back office functions of primary companies such as TIS and INTEC HD will be consolidated to enhance services and increase business efficiency.
- Investment efficiency through the mutual use of data centers will be improved.

2. Implementation Structure of the Integration

(1) Organization of IT Holdings Corporation (IT-HD) (Planned)


General Meeting of Shareholders
IT Holdings Corporation
Board of Directors
Board of Corporate Auditors
Representative Director - Chairperson
Representative Director - President
Board of Operating Officers of the Group
Each Business Corporation

IT-HD will adopt a group operating officer system to facilitate the decision-making process. The Board of Directors of IT-HD will consist of 8 directors, 2 of whom will hold concurrent offices as directors at TIS and INTEC HD, respectively, for the purposes of conducting management as a group entity. IT-HD will obtain advice and proposals from outside directors, who have rich experience and expertise in IT and corporate management, to secure the reasonableness and appropriateness of the decisions of the Board of Directors.

(2) Management Integration Committee

Pursuant to the basic agreement on the management integration of December 13, 2007, Mr. Susumu Okamoto, President of TIS, and Mr. Tetsuo Nakao, Chairperson and President of INTEC HD, have been appointed as the chairpersons of the management integration committee. The management integration committee meeting and sectional committee meetings were held on January 2008, and preparation for the management integration has begun.

To promote the management integration as quickly as possible and to realize the effects of the integration as soon as possible after the establishment of IT-HD, discussions have begun on priority matters which are considered to be particularly important. Each sectional committee consists of operational level staff from both companies. The secretariat of the management integration committee will manage the progress of each sectional committee and unify their directions.

	Name of Sectional Committee	Roles and Main Discussion
1	Secretariat of the Management Integration Committee	• Management and adjustment of integration procedures • Management and adjustment of progress of each sectional committee
2	Management Planning	• Selection of management policies and strategies • Formulation of the business plan • Formulation of the management plan for the fiscal year 2008
3	Internal Control	• Establishment of an internal control system
4	General Affairs / Legal Affairs	• Establishment of general and legal affairs systems • Establishment of a compliance system
5	PR / IR	• Establishment of PR and IR systems
6	Finance / Accounting	• Establishment of financial and accounting systems • Unification of accounting standards
7	HR / Labor Relation	• Establishment of HR and labor relation systems • Preparation involving employee interaction and recruitment
8	Information System	• Formulation of system integration policies of the new group
9	Business Strategies	• Verification on the specifics of synergies of business developments • Formulation of business strategies
10	R&D / Production Technology	• Formulation of R&D and production technology policies of the new group

- End -

EXHIBIT 4

[Translation]

January 28, 2008

To whom it may concern:

Company Name: TIS Inc.
Representative: Susumu Okamoto, President
Code No.: 9751 First Section of Tokyo Stock Exchange and Osaka Securities Exchange
Contact: Iwao Sakuma, General Manager, Public Relations Office (Phone: 03-5402-2007)

Company Name: INTEC Holdings Ltd.
Representative: Tetsuo Nakao, Chairman & President, CEO
Code No.: 3819 First Section of Tokyo Stock Exchange
Contact: Kiyoshi Imai, General Manager, General Affairs Dept. (Phone: 076-444-8000)

Notice of Stock Acquisition Rights to be Allotted and Delivered in Relation to the Stock Transfer

TIS Inc. (hereinafter "TIS") and INTEC Holdings Ltd. (hereinafter "INTEC HD") hereby announce their decision to allot and deliver stock acquisition rights of the joint holding company to be newly established by the way of stock transfer (hereinafter "IT Holdings Corporation") to holders of previously issued TIS and INTEC HD stock acquisition rights to replace the stock acquisition rights held by them upon the Stock Transfer, as announced today in "Preparation of the Stock Transfer Plan and the Execution of the Definitive Agreement", on the condition that the Stock Transfer Plan will be approved at the extraordinary general meetings of shareholders of TIS and INTEC that are scheduled to be held on February 15, 2008.

Further details of "Preparation of the Stock Transfer Plan and the Execution of the Definitive Agreement" are given below.

In regard to the stock acquisition rights to be newly issued by IT Holdings Corporation, the following descriptions in the Exhibit provide information on the class and number of shares subject to stock acquisition rights, the paid-in amount upon exercise of the stock acquisition rights, the exercise period of the stock acquisition rights, and other details. - End -

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

(Exhibit)

Descriptions of the First Series of Stock Acquisition Rights
of
IT Holdings Corporation

1. Name of Stock Acquisition Rights

The First Series of Stock Acquisition Rights of IT Holdings Corporation (hereinafter referred to as the "Stock Acquisition Rights")

2. Class and Number of Shares subject to Stock Acquisition Rights

The class and number of the shares subject to each Stock Acquisition Right are 100 shares of common stock of IT Holdings Corporation (hereinafter referred to as the "Company").

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to the Stock Acquisition Rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share, resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the number of shares subject to the Stock Acquisition Rights. In such case, the aforementioned provisional statement shall be also applied.

3. Amount of Assets Invested upon the Exercise of each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, the assets shall be invested in cash, and it shall be the amount calculated by multiplying the amount per share which may be delivered upon exercising the Stock Acquisition Rights and which should be paid in (hereinafter referred to as the "Paid-in Amount") by the number of shares subject to the Stock Acquisition Rights. The Paid-in Amount shall be ¥2,750.

In cases where the Company, after issuance of the Stock Acquisition Rights, conducts a stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula. Any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split or Consolidation Ratio}}$$

Additionally, after the issuance of the Stock Acquisition Rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary, the Company may adjust the Paid-in Amount. In such case, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From April 1, 2008 to December 31, 2008

5. Conditions for Exercising Stock Acquisition Rights

(1) A Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights in part or in whole; provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(2) The Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if the Stock Acquisition Rights Holder loses his/her position as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as a director, notwithstanding the aforementioned 4 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work or on administrative leave (hereinafter referred to as the "Leave"), each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an employee is absent or takes a Leave, the Share Option Holder shall not exercise his/her Share Options during that period.

(ii) In cases where the Share Option Holder who is an employee is absent or on the Leave over 12 months consecutively from the date of issuance of the Stock Acquisition Rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and Leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) In cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent

reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised Stock Acquisition Rights shall be treated according to applicable agreements in relation to the merger.

6. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules (*kaisha keisan kisoku*), and any fractions less than one yen shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

7. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved or where the share exchange agreement or share transfer plan, under which the Company becomes a wholly-owned subsidiary, is approved, the Company may acquire the Stock Acquisition Rights without contribution.

(2) In cases where the Stock Acquisition Rights Holder, prior to the exercise of the Stock Acquisition Rights, no longer fulfills the conditions for exercising the Stock Acquisition Rights (except for the cases in above 5.(1)), the Company may acquire the Stock Acquisition Rights without contribution.

8. Restriction on Acquisition of Stock Acquisition Rights by way of Transfer

In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

9. Rule on Fractions Less than One Share Resulting from Exercise of the Stock Acquisition Rights

Fractions less than one share in the number of shares to be delivered to the Stock Acquisition Rights Holder who has exercised the Stock Acquisition Rights, if any, shall be rounded down.

10. Determination of Detailed Matters

Methods of exercising the Stock Acquisition Rights and other detailed matters shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holder.

Descriptions of the Second Series of Stock Acquisition Rights
of
IT Holdings Corporation

1. Name of Stock Acquisition Rights

The Second Series of Stock Acquisition Rights of IT Holdings Corporation (hereinafter referred to as the "Stock Acquisition Rights")

2. Class and Number of Shares subject to Stock Acquisition Rights

The class and number of the shares subject to each Stock Acquisition Right are 100 shares of common stock of IT Holdings Corporation (hereinafter referred to as the "Company").

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to the Stock Acquisition Rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share, resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company, may adjust the number of shares subject to the Stock Acquisition Rights. In such case, the aforementioned provisional statement shall be also applied.

3. Amount of Assets Invested upon the Exercise of each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, the assets shall be invested in cash, and it shall be the amount calculated by multiplying the amount per share which may be delivered upon exercising the Stock Acquisition Rights and which should be paid in (hereinafter referred to as the "Paid-in Amount") by the number of shares subject to the Stock Acquisition Rights. The Paid-in Amount shall be ¥4,750.

In cases where the Company, after issuance of the Stock Acquisition Rights, conducts a stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula. Any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split or Consolidation Ratio}}$$

Additionally, after the issuance of the Stock Acquisition Rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary, the Company may adjust the Paid-in Amount. In such case, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From April 1, 2008 to December 31, 2009

5. Conditions for Exercising Stock Acquisition Rights

(1) A Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights in part or in whole in each and every period provided below; provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(i) Right to 3/4 of the shares subject to the allotted Stock Acquisition Rights may be exercised from April 1, 2008 to December 31, 2008

(ii) Right to all shares subject to the allotted Stock Acquisition Rights may be exercised from January 1, 2009 to December 31, 2009

(2) The Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if the Stock Acquisition Rights Holder loses his/her position as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as a director, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work or on administrative leave, each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an Employee is absent or on administrative leave, the Share Option Holder shall not exercise his/her Share Options during that period.

(ii) In cases where the Share Option Holder who is an employee is absent or on administrative leave over 12 months consecutively from the date of issuance of the Stock Acquisition Rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and administrative leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) In cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of inheritance for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock

Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised Stock Acquisition Rights shall be treated according to applicable agreements in relation to the merger.

6. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules *(kaisha keisan kisoku)*, and any fractions less than one yen shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

7. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved or where the share exchange agreement or share transfer plan, under which the Company becomes a wholly-owned subsidiary, is approved, the Company may acquire the Stock Acquisition Rights without contribution.

(2) In cases where the Stock Acquisition Rights Holder, prior to the exercise of the Stock Acquisition Rights, no longer fulfills, the conditions for exercising the Stock Acquisition Rights (except for the cases in above 5.(1)), the Company may acquire the Stock Acquisition Rights without contribution.

8. Restriction on Acquisition of Stock Acquisition Rights by way of Transfer

In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

9. Rule on Fractions Less than One Share Resulting from Exercise of the Stock Acquisition Rights

Fractions less than one share in the number of shares to be delivered to the Stock Acquisition Rights Holder who has exercised the Stock Acquisition Rights, if any, shall be rounded down.

10. Determination of Detailed Matters

Methods of exercising the Stock Acquisition Rights and other detailed matters shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holder.

Descriptions of the Third Series of Stock Acquisition Rights
of
IT Holdings Corporation

1. Name of Stock Acquisition Rights

The Third Series of Stock Acquisition Rights of IT Holdings Corporation (hereinafter referred to as the "Stock Acquisition Rights")

2. Class and Number of Shares subject to Stock Acquisition Rights

The class and number of the shares subject to each Stock Acquisition Right are 100 shares of common stock of IT Holdings Corporation (hereinafter referred to as the "Company").

In cases where the Company conducts a stock split or stock consolidation, the number of shares subject to the Stock Acquisition Rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only with respect to the shares subject to the Stock Acquisition Rights which have not been exercised or cancelled at the time of the stock split or stock consolidation. Fractions of less than one share, resulting from the adjustment shall be rounded down.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split (or Consolidation) Ratio}$$

Additionally, in the event that the Company merges with another company, where the Company becomes a wholly-owning parent company by way of share exchange, or where the Company conducts a company split, if determined to be necessary by the Company, the Company may adjust the number of shares subject to the Stock Acquisition Rights. In such case, the aforementioned provisional statement shall be also applied.

3. Amount of Assets Invested upon the Exercise of each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, the assets shall be invested in cash, and it shall be the amount calculated by multiplying the amount per share which may be delivered upon exercising the Stock Acquisition Rights and which should be paid in (hereinafter referred to as the "Paid-in Amount") by the number of shares subject to the Stock Acquisition Rights. The Paid-in Amount shall be ¥4,014.

In cases where the Company, after issuance of the Stock Acquisition Rights, conducts a stock split or stock consolidation, the Paid-in Amount shall be adjusted according to the following formula. Any fractions less than one yen shall be rounded up.

$$\text{Paid-in Amount after Adjustment} = \text{Paid-in Amount before Adjustment} \times \frac{1}{\text{Split or Consolidation Ratio}}$$

Additionally, after the issuance of the Stock Acquisition Rights, in the event that the Company merges with another company, where the Company conducts a share exchange with another company and becomes a wholly-owning parent company, or where the Company conducts a company split, if determined to be necessary, the Company may adjust the Paid-in Amount. In such case, any fractions less than one yen shall be rounded up.

4. Exercise Period of Stock Acquisition Rights

From April 1, 2008 to December 31, 2010

5. Conditions for Exercising Stock Acquisition Rights

(1) A Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights in part or in whole in each and every period provided below; provided, however, that in cases where the number of exercisable shares is less than the number of one share unit or its number integrally multiplied, any fractions less than one unit shall be rounded up, and rights with respect to the number of shares integrally multiplied by the share unit may be exercised.

(i) Right to 1/2 of the shares subject to the allotted Stock Acquisition Rights may be exercised from April 1, 2008 to December 31, 2008

(ii) Right to 3/4 of the shares subject to the allotted Stock Acquisition Rights may be exercised from April 1, 2009 to December 31, 2009

(iii) Right to all shares subject to the allotted Stock Acquisition Rights may be exercised from January 1, 2010 to December 31, 2010

(2) The Stock Acquisition Rights Holder must be, at the time of exercising the Stock Acquisition Rights, either a director or employee of the Company, or a director, operating officer or employee of the Company's subsidiary; provided, however, that if the Stock Acquisition Rights Holder loses his/her position as director, operating officer or employee due to any of the reasons provided in each item below, the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights within the extent of the provisions set forth in the above 4 and each item below.

(i) In cases where the Stock Acquisition Rights Holder who is a director or operating officer loses his/her position as a director or operating officer due to resignation or expiration of the term or where he/she loses his/her position as an operating officer or employee following the loss of his/her position as a director, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of losing such position.

(ii) In cases where the Stock Acquisition Rights Holder who is an employee retires due to secondment, notwithstanding the aforementioned 5 (1), the Stock Acquisition Rights Holder may exercise all of the allotted Stock Acquisition Rights for a maximum of two years from the date of retirement.

(iii) In cases where the Stock Acquisition Rights Holder who is an employee loses his/her position due to mandatory retirement, the Stock Acquisition Rights Holder may exercise the allotted Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of retirement, for a maximum of one year from the date of losing such position.

(3) In cases where the Stock Acquisition Rights Holder who is an employee is absent from work, or on administrative leave, each of the following items must be applied.

(i) In cases where the Stock Acquisition Rights Holder who is an employee is absent or on administrative leave, the Share Option Holder shall not exercise his/her Share Options during that period.

(ii) In cases where the Share Option Holder who is an employee is absent or on administrative leave over 12 months consecutively from the date of issuance of the Stock Acquisition Rights to the date of the exercise of the rights (including the cases where the sum of the consecutive absence and administrative leave exceeds 12 months), the Stock Acquisition Rights Holder may not exercise the Stock Acquisition Rights notwithstanding the preceding provisions.

(4) In cases where the Stock Acquisition Rights Holder retires due to death, an heir of the Stock Acquisition Rights Holder may exercise the Stock Acquisition Rights, limited to the number of shares which were exercisable at the time of the commencement of

inheritance for a maximum of one year after the commencement of inheritance.

(5) In cases where the Company adjusts the number of shares subject to the Stock Acquisition Rights or the Paid-in Amount, and the Company determines it necessary, the Company may restrict the exercise of the Stock Acquisition Rights to the extent reasonable and necessary.

(6) In cases where the Company merges with another company, the unexercised Stock Acquisition Rights shall be treated according to applicable agreements in relation to the merger.

6. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules (*kaisha keisan kisoku*), and any fractions less than one yen shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

7. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

(1) In cases where the merger agreement, under which the Company becomes a dissolving company, is approved or where the share exchange agreement or share transfer plan, under which the Company becomes a wholly-owned subsidiary, is approved, the Company may acquire the Stock Acquisition Rights without contribution.

(2) In cases where the Stock Acquisition Rights Holder, prior to the exercise of the Stock Acquisition Rights, no longer fulfills the conditions for exercising the Stock Acquisition Rights (except for the cases in above 5.(1)), the Company may acquire the Stock Acquisition Rights without contribution.

8. Restrictions on Acquisition of Stock Acquisition Rights by way of Transfer

In the event that the Stock Acquisition Rights Holder transfers the Stock Acquisition Rights, it shall require the approval of the Board of Directors.

9. Rule on Fractions Less than One Share Resulting from Exercise of the Stock Acquisition Rights

Fractions less than one share in the number of shares to be delivered to the Stock Acquisition Rights Holder who has exercised the Stock Acquisition Rights, if any, shall be rounded down.

10. Determination of Detailed Matters

Methods of exercising the Stock Acquisition Rights and other detailed matters shall be provided in the Agreement on Allotment of Stock Acquisition Rights to be entered into with the Stock Acquisition Rights Holder.

Descriptions of the Fourth Series of Stock Acquisition Rights
of
IT Holdings Corporation

1. Name of Stock Acquisition Rights

The Fourth Series of Stock Acquisition Rights of IT Holdings Corporation (hereinafter referred to as the "Stock Acquisition Rights")

2. Class and Number of Shares subject to Stock Acquisition Rights

The class of shares subject to each of the Stock Acquisition Rights shall be common stock of IT Holdings Corporation (hereinafter referred to as the "Company"). The number of shares subject to each of the Stock Acquisition Rights (hereinafter referred to as the "Number of Target Shares") shall be 790 shares.

In cases where the Company conducts a stock split or stock consolidation with respect to the shares of common stock of the Company, the Number of Target Shares shall be adjusted according to the following formula.

$$\text{Number of Shares after Adjustment} = \text{Number of Shares before Adjustment} \times \text{Split/Consolidation Ratio}$$

In addition, if the Company conducts a merger, company split, share exchange or share transfer (hereinafter collectively referred to as the "Merger, etc."), or allotment of shares without contribution, or if any adjustment of the Number of Target Shares is necessary, the Number of Target Shares may be adjusted to the extent reasonable, in consideration of the conditions of the Merger, etc. or the conditions of the allotment of shares without contribution or any other relevant factors.

However, any fraction less than one share resulting from the adjustment shall be rounded down.

3. Amount of Assets Invested upon the Exercise of Each Stock Acquisition Right

Upon the exercise of each Stock Acquisition Right, an investment shall be made in cash, and it shall be the amount calculated by multiplying the amount of ¥1,489 per share which should be paid in upon exercising each Stock Acquisition Right (hereinafter referred to as the "Exercise Price") by the Number of Target Shares.
If, after issuance of the Stock Acquisition Rights, the Company conducts a stock split (including allotment of common stock without contribution; hereinafter the same shall apply) or stock consolidation of the common stock of the Company, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up.

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{1}{\text{Split/Consolidation Ratio}}$$

In addition, if the Company issues common stock of the Company or disposes treasury shares at a price lower than the market price (excluding those resulting from the exercise of stock acquisition rights (including those accompanying bonds) entitling holders to request the Company to issue common stock), the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from the adjustment shall be rounded up. The term "Number of Issued Shares" in the following formula shall be the total number of issued common stock of the Company minus the number of treasury shares relating to common stock held by the Company. In addition, in the event of disposition of treasury shares, the term "Number of Newly-issued Shares" shall be read as the term "Number of Treasury Shares to be Disposed".

$$\text{Exercise Price after Adjustment} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Issued Shares} + \dfrac{\text{Number of Newly-issued Shares} \times \text{Paid-in Amount per Share}}{\text{Market Price before Issue of New Shares}}}{\text{Number of Issued Shares} + \text{Number of Newly-issued Shares}}$$

4. Exercise Period of Stock Acquisition Rights

From April 1, 2008 to March 31, 2011. However, if the last date of the exercise period is a non-business day of the Company, the last date of the exercise period shall be the preceding business day.

5. Matters regarding Increase in Stated Capital and Capital Reserves when Issuing Shares due to Exercise of Stock Acquisition Rights

(1) The amount of stated capital that is to be increased when shares of common stock of the Company are issued upon exercise of the Stock Acquisition Rights shall be half (1/2) of the maximum amount of increase of stated capital, etc. calculated according to Paragraph 1 of Article 40 of the Corporate Accounting Rules (*kaisha keisan kisoku*), and any fraction less than one (1) yen resulting from the calculation, shall be rounded up.

(2) The amount of capital reserves that is to be increased when shares are issued upon exercise of the Stock Acquisition Rights shall be the maximum amount of increase of stated capital, etc. described in (1) above, less the amount of the increase of the stated capital provided in (1) above.

6. Restriction on Acquisition of Stock Acquisition Rights by way of Transfer

Approval by the resolution of the Board of Directors of the Company shall be required to acquire the Stock Acquisition Rights by way of transfer.

7. Reasons the Company may Acquire Stock Acquisition Rights and Conditions of Acquisition

If an absorption merger agreement or consolidation merger agreement by which the Company becomes a dissolving company, an absorption split agreement or plan for split through establishment of a new company by which the Company becomes a split company, or a share exchange agreement or share transfer plan by which the Company becomes a wholly-owned subsidiary, is approved at a general meeting of shareholders of the Company or at a meeting of the Board of Directors of the Company, and if a date of acquisition is designated by the Company, the Company may acquire all the Stock Acquisition Rights without contribution, when such designated date comes.

8. Conditions for the Exercise of Stock Acquisition Rights

(1) Holders of the Stock Acquisition Rights (hereinafter referred to as the "Stock Acquisition Rights Holders") shall be required to hold a position as a director or employee of the Company or a subsidiary of the Company at the time of the exercise of the Stock Acquisition Rights as well, except for the case where such holder retires from the position of a director of the Company or a subsidiary of the Company due to

an expiration of the term of office, retires at the age of mandatory retirement, or transfers to an affiliate of the Company, or otherwise the Company deems that there is any reasonable ground other than the above.

(2) In the event of death of the Stock Acquisition Rights Holder, no successor may exercise the Stock Acquisition Rights.

(3) The details of any other matters shall be subject to the Agreement on Allotment of Stock Acquisition Rights, which is to be entered into by and between the Company and the Stock Acquisition Rights Holders based on resolution of the Board of Directors of the Company.

9. Fractions less than one share of the shares to be delivered to the Stock Acquisition Rights Holders, who have exercised the Stock Acquisition Rights, if any, shall be rounded down.

END